Exhibit 99.1

NOVA Chemicals: Outstanding Operating Results – Outlook for Second Half Even Stronger

PITTSBURGH--(BUSINESS WIRE)--All financial information is in U.S. dollars, and all earnings per share results are diluted, unless otherwise indicated.

Second Quarter 2008 Results

  Net income of $18 million ($0.21 per share) compares to $80 million ($0.96 per share) for the second quarter of 2007, and $50 million ($0.60 per share) for the first quarter of 2008.
  Adjusted net income of $83 million ($1.00 per share) compares to $84 million ($1.00 per share) in the second quarter of 2007, and $71 million ($0.85 per share) in the first quarter of 2008. See Supplemental Measures on page 22 for details.
  Adjusted EBITDA from the businesses of $258 million, the highest second quarter in history. Results compare to $251 million in the second quarter of 2007, and $256 million in the first quarter of 2008.

Second Quarter 2008 Highlights

  Olefins/Polyolefins adjusted EBITDA was $258 million, the highest second quarter EBITDA in history. Adjusted EBITDA in the first half of 2008 was $504 million, significantly higher than the $387 million recorded in the first half of 2007, and the best first half in history.
  Alberta Advantage average of 17¢ per pound, the highest second quarter Alberta Advantage in history.

“NOVA Chemicals’ businesses again delivered EBITDA at an annualized rate of $1.1 billion, in spite of unprecedented energy price volatility and economic uncertainty. With the Alberta Advantage surging, polyethylene prices moving up sharply, and indications that the styrenics business is improving, I am confident that the second half of the year will be stronger than the first,” said Jeff Lipton, NOVA Chemicals’ CEO.

Adjusted EBITDA from the Businesses ($U.S. millions)	Second Quarter 2008	First Quarter 2008

Olefins/Polyolefins	$258	$246
INEOS NOVA JV	4	8
Performance Styrenics	(4)	2
Adjusted EBITDA from the Businesses	$258	$256

NOVA Chemicals (NYSE:NCX) (TSX:NCX) will host a conference call today, Thursday, July 24, 2008 for investors and analysts at 11:30 a.m. EDT (9:30 a.m. MDT; 8:30 a.m. PDT). Media are welcome to join this call in “listen-only” mode. The dial-in number for this call is (416) 406-6419. The replay number is (416) 695-5800 (Reservation No. 3230761). The live call is also available on the Internet at www.investorcalendar.com (ticker symbol NCX)

NOVA Chemicals Financial Highlights

These Highlights should be read in conjunction with NOVA Chemicals’ other interim and annual financial statement disclosures and its 2007 Annual Report.

(millions of U.S. dollars, except per share amounts or unless otherwise noted)	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Revenue	$2,213	$1,912	$1,676	$4,125	$3,182

Adjusted EBITDA (1)
Olefins/Polyolefins (2)	$258	$246	$228	$504	$387
INEOS NOVA Joint Venture	4	8	28	12	45
Performance Styrenics	(4)	2	(5)	(2)	(9)
Adjusted EBITDA from the Businesses (3)	258	256	251	514	423
Corporate (see page 7)	(32)	(49)	(30)	(81)	(73)
Adjusted EBITDA	$226	$207	$221	$433	$350

Operating income (3)	$67	$107	$150	$174	$251

Net income	$18	$50	$80	$68	$124
Earnings per common share, diluted	$0.21	$0.60	$0.96	$0.81	$1.49
Adjusted earnings per share, diluted (3)	$1.00	$0.85	$1.00	$1.85	$1.33

Funds from operations (3)	$143	$127	$160	270	$222
Cash from (used in) operations	$54	$(12)	$115	42	$139

(1) Net income before interest expense, income taxes, depreciation and amortization, other gains/losses, mark-to-market feedstock derivatives and restructuring charges (see Supplemental Measures on page 22). In the second quarter of 2008, NOVA Chemicals changed its definition of Adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. Prior periods have been restated accordingly.
(2) Olefins/Polyolefins consists of Joffre Olefins, Corunna Olefins and Polyethylene segments (see Note 8 on page 17).
(3) See Supplemental Measures on page 22.
Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights (1)

(millions of U.S. dollars, except as noted)	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Revenue	$1,583	$1,402	$1,106	$2,985	$2,040

Adjusted EBITDA (2)
Joffre Olefins	$185	$168	$121	$353	$228
Corunna Olefins	27	14	58	41	100
Polyethylene	48	44	50	92	72
Eliminations	(2)	20	(1)	18	(13)
Total Adjusted EBITDA	$258	$246	$228	$504	$387
Depreciation	52	55	45	107	88
Operating income (2)	$206	$191	$183	$397	$299

Capital Spending	$34	$27	$15	$61	$45

PE Sales Volumes (millions of pounds) (3)
Advanced SCLAIRTECHTM resins	213	237	225	450	419
All other polyethylene resins	692	679	605	1,371	1,212
Total Sales	905	916	830	1,821	1,631

(1) See Note 8 on page 17 for complete segmented financial results.
(2) See Supplemental Measures on page 22.
(3) Third-party sales. Advanced SCLAIRTECH resins are produced at the Joffre site and include SCLAIR® and SURPASS® resins.

Average Benchmark Prices (1)

(U.S. dollars per pound, unless otherwise noted)	Three Month Average			Six Month Average
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Principal Products:
Ethylene (2)	$0.66	$0.61	$0.45	$0.63	$0.42
Polyethylene – linear low density butene liner (3)	$0.85	$0.78	$0.62	$0.82	$0.59
Polyethylene – weighted-average benchmark (3)	$0.89	$0.83	$0.64	$0.87	$0.61
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$10.11	$7.87	$6.43	$8.99	$6.38
NYMEX natural gas (dollars per mmBTU) (4)	$10.80	$8.09	$7.56	$9.44	$7.26
WTI crude oil (dollars per barrel) (5)	$123.98	$97.92	$65.03	$110.95	$61.65

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast (USGC) Net Transaction Price.
(3) Source. Townsend Polymer Services and Information (TPSI). Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.
(4) Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.
(5) Source: Platt’s. NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

The Olefins/Polyolefins business unit reported adjusted EBITDA of $258 million in the second quarter of 2008, the highest second quarter in history and significantly higher than the $228 million in the second quarter last year. The year-over-year improvement was due to higher polyethylene volumes and olefin chain margins, which resulted mainly from a stronger Alberta Advantage in the second quarter of 2008. Results improved significantly despite higher operating costs due to a stronger Canadian dollar and higher energy prices.

Adjusted EBITDA of $258 million was up from $246 million in the first quarter of 2008. Higher ethylene and polyethylene prices more than offset higher feedstock and operating costs. Polyethylene sales volume exceeded nameplate capacity for the third consecutive quarter, despite planned maintenance outages at both Joffre polyethylene production facilities.

Joffre Olefins

Second Quarter 2008 Versus First Quarter 2008

The Joffre Olefins segment reported adjusted EBITDA of $185 million in the second quarter of 2008, up from $168 million in the first quarter of 2008. Margins increased as higher prices for ethylene and co-products outpaced increases in feedstock and operating costs, and due to a gain of $8 million ($6 million after-tax) that represented a true-up of results from a linear alpha olefins margin sharing arrangement. Industry prices for ethylene increased 8%, driven primarily by higher feedstock costs.

Alberta ethane costs were 23% higher than the first quarter, as natural gas prices in North America rose in response to seasonally low inventory and increasing crude oil prices. In comparison, United States Gulf Coast (USGC) ethane prices were just 4% higher than the first quarter. Outages at USGC ethylene plants early in the second quarter temporarily reduced ethane consumption and caused prices to soften. As a result, the Alberta Advantage averaged 17¢ per pound in the second quarter, down from 21¢ per pound in the first quarter of 2008. The Alberta Advantage is averaging about 35¢ per pound so far in July due to a sharp rise in USGC ethane prices and declining Alberta gas prices.

Second Quarter 2008 Versus Second Quarter 2007

The Joffre Olefins segment reported adjusted EBITDA of $185 million in the second quarter of 2008, up sharply from $121 million in the second quarter of 2007. The improvement was primarily due to higher ethylene margins. Industry prices for ethylene increased 47%, driven primarily by higher feedstock prices. The Alberta Advantage averaged 17¢ per pound in the second quarter of 2008, up versus 13¢ per pound in the second quarter of 2007.

Six Months Ended June 30, 2008 Versus Six Months Ended June 30, 2007

The Joffre Olefins segment reported adjusted EBITDA of $353 million for the six months ended June 30, 2008, significantly higher than the $228 million reported for the six months ended June 30, 2007. Ethylene price increases outpaced higher costs, causing margins to expand significantly. The Alberta Advantage averaged 19¢ per pound in the first half of 2008 as compared to 10¢ per pound in the same period last year.

Corunna Olefins

Second Quarter 2008 Versus First Quarter 2008

The Corunna Olefins segment reported adjusted EBITDA of $27 million in the second quarter of 2008, compared to $14 million in the first quarter of 2008. The increase was due primarily to ethylene and co-product price increases that outpaced higher flow-through feedstock costs.

In the second quarter, the average WTI crude oil price increased 27%, but NOVA Chemicals’ average flow-through crude oil costs increased only 11%. Prices for feedstock such as propane, butane and condensate also rose during the quarter, but not as much as crude oil. The average co-product selling price was 19% higher than last quarter, as higher industry crude oil costs drove up prices of both energy and chemical co-products. Industry prices for ethylene increased 8%, driven primarily by higher feedstock costs.

Second Quarter 2008 Versus Second Quarter 2007

The Corunna Olefins segment reported adjusted EBITDA of $27 million in the second quarter of 2008, compared to $58 million in the second quarter one year ago as a result of lower margins. Average flow-through crude oil costs were 62% higher in the second quarter of 2008 versus the second quarter of 2007, while ethylene and co-product prices were 51% and 40% higher, respectively.

Six Months Ended June 30, 2008, Versus Six Months Ended June 30, 2007

The Corunna Olefins segment reported adjusted EBITDA of $41 million for the six months ended June 30, 2008, compared to $100 million for the six months ended June 30, 2007. Feedstock cost increases outpaced higher prices and volumes for both ethylene and co-products.

Polyethylene

Second Quarter 2008 Versus First Quarter 2008

The Polyethylene segment reported adjusted EBITDA of $48 million in the second quarter of 2008 compared to $44 million in the first quarter of 2008. The quarter-over-quarter improvement was largely due to higher average selling prices that more than offset increased flow-through feedstock costs and higher operating costs.

NOVA Chemicals’ polyethylene sales volume was 905 million pounds in the second quarter, exceeding nameplate capacity for the third consecutive quarter. The Company’s international sales were 170 million pounds, or 19% of total sales, lower than the 24% in the first quarter of 2008, but significantly higher than the five-year average of 14%. International market demand remained robust, but NOVA Chemicals’ export sales were restricted temporarily due to planned plant maintenance outages at Joffre and the Company’s increased focus on the improving domestic market.

Sales of polyethylene manufactured using Advanced SCLAIRTECH technology (AST polyethylene) totaled 213 million pounds in the second quarter, a reduction of 10% from the first quarter due to a planned maintenance outage at Joffre. In the second quarter of 2008, NOVA Chemicals launched a breakthrough, high moisture-barrier AST polyethylene resin and published an application patent related to its use in food packaging applications. Commercial sales of this resin have been initiated.

NOVA Chemicals ended the second quarter with 13 days of polyethylene inventory, the lowest quarter-end inventory in history, and much lower than the industry average of 33 days as reported by the American Chemistry Council. The industry average reflects very low producer inventory as of the end of the second quarter. Industry operating rates remained high at 92% of nameplate capacity, while quarterly sales of 10.2 billion pounds were a record.

Two price increases totaling 11¢ per pound were implemented during the second quarter due to strong demand, low chain inventory and higher feedstock costs. As a result, the North American industry butene liner polyethylene price increased 7¢ per pound to an average 85¢ per pound, according to Townsend Polymer Services and Information. Rising feedstock prices and low inventories have led major producers to announce further price increases of 7¢ per pound and 8¢ per pound effective July 1 and August 1, respectively. Producers, including NOVA Chemicals, have announced fuel surcharges in addition to the price increase announcement for August.

Second Quarter 2008 Versus Second Quarter 2007

The Polyethylene segment reported adjusted EBITDA of $48 million in the second quarter of 2008 compared to $50 million in the second quarter of 2007. Industry butene liner polyethylene prices averaged 85¢ per pound in the second quarter of 2008 as compared to 62¢ per pound in the same period one year ago. Total sales volumes were 9% higher in the second quarter of 2008 due to higher domestic sales and significantly higher exports.

Six Months Ended June 30, 2008, Versus Six Months Ended June 30, 2007

The Polyethylene segment reported adjusted EBITDA of $92 million for the six months ended June 30, 2008 compared to $72 million for the six months ended June 30, 2007. Higher prices and volumes more than offset higher feedstock and operating costs. Industry butene liner polyethylene prices averaged 39% higher in the first half of 2008, while NOVA Chemicals’ sales volume for all polyethylene grades increased 12%.

NOVA Chemicals’ ability to implement announced price increases depends on many factors that may be beyond its control. See Forward-Looking Information on page 23.

INEOS NOVA Joint Venture

Financial Highlights (1)

(millions of U.S. dollars, except as noted)	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Revenue	$594	$479	$549	$1,073	$1,105

Adjusted EBITDA (2)	$4	$8	$28	$12	$45
Depreciation	5	6	6	11	10
Operating Income (Loss) (2)	$(1)	$2	$22	$1	$35

Capital Spending	$5	$7	$7	$12	$12

Sales Volumes (3) (millions of pounds)
Styrene Monomer	279	243	307	522	686
Solid and Expandable Polystyrene	421	414	435	835	884
Total Sales	700	657	742	1,357	1,570

(1) As of Oct. 1, 2007, the results reflect NOVA Chemicals’ 50% share in INEOS NOVA. See Note 8 on page 17 for details and for complete segmented results.
(2) See Supplemental Measures on page 22.
(3) Third-party sales. Polystyrene sales consist of solid polystyrene sales in North America and solid and expandable polystyrene sales in Europe.
Average Benchmark Prices (1)

(U.S. dollars per pound, unless otherwise noted)	Three Month Average			Six Month Average
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Principal Products:
Styrene Monomer – North America (2)	$0.78	$0.72	$0.71	$0.75	$0.68
Solid Polystyrene – North America (2)	$1.08	$1.04	$0.99	$1.06	$0.97
Solid Polystyrene – Europe (2)	$0.93	$0.88	$0.83	$0.90	$0.80
Raw Materials:
Benzene (dollars per gallon) (2)	$3.98	$3.65	$3.95	$3.82	$3.74
Ethylene (2)	$0.66	$0.61	$0.45	$0.63	$0.42

(1) Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.
(2) Source: CMAI Contract Market.

Review of Operations

Second Quarter 2008 Versus First Quarter 2008

NOVA Chemicals’ 50% share of INEOS NOVA delivered an adjusted EBITDA of $4 million in the second quarter of 2008, down from $8 million in the first quarter of 2008. For the joint venture overall, higher feedstock costs more than offset product price increases, resulting in lower margins in the second quarter of 2008. At the end of the second quarter of 2008, the INEOS NOVA Joint Venture achieved an annualized rate of $53 million of synergies in North America. The business is on track to deliver against the target of $80 million per year by the end of 2009. NOVA Chemicals’ share of these savings is 50%.

In North America, styrene monomer margins increased as selling price increases more than offset higher feedstock costs. The market was broadly balanced despite weaker derivative and export demand as a result of planned maintenance outages. North American polymer margins declined in the second quarter as price increases were more than offset by higher feedstock costs. Polymer price increases totaling 8¢ per pound were implemented in the second quarter. An increase of 7¢ per pound was announced for mid-July.

In Europe, solid polystyrene margins declined in the second quarter as selling price increases were more than offset by higher feedstock costs. Market conditions were stronger in expandable polystyrene, especially in Northern and Eastern Europe, and led to margin expansion as price increases outpaced higher feedstock costs.

Second Quarter 2008 Versus Second Quarter 2007

NOVA Chemicals’ 50% share of INEOS NOVA provided an adjusted EBITDA of $4 million in the second quarter of 2008 compared to $28 million in the second quarter of 2007, a period prior to the expansion of the joint venture in North America when we had significant feedstock flow through cost advantages. Lower demand in key end-use markets such as appliances and construction caused margins to decline.

Six Months Ended June 30, 2008, Versus Six Months Ended June 30, 2007

NOVA Chemicals’ 50% share of INEOS NOVA provided adjusted EBITDA of $12 million for the six months ended June 30, 2008 compared to $45 million for the six months ended June 30, 2007. Lower demand in key end-use markets such as appliances and construction caused margins to decline in the first six months of 2008 versus the first half of 2007.

INEOS NOVA's ability to implement announced price increases depends on many factors that may be beyond its control. See Forward-Looking Information on page 23.

PERFORMANCE STYRENICS BUSINESS UNIT

Financial Highlights

(millions of U.S. dollars, except as noted)	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Revenue	$127	$122	$105	$249	$198

Adjusted EBITDA (1)	$(4)	$2	$(5)	$(2)	$(9)
Depreciation	6	6	7	12	12
Operating Loss (1)	$(10)	$(4)	$(12)	$(14)	$(21)

Capital Spending	$5	$1	$2	$6	$4

Sales Volumes (2) (millions of pounds)	105	103	113	208	210

(1) See Supplemental Measures on page 22.
(2) Third-party sales.
Average Benchmark Prices (1)

(U.S. dollars per pound)	Three Month Average			Six Month Average
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Styrene Monomer	$0.78	$0.72	$0.71	$0.75	$0.68
Expandable Polystyrene	$1.06	$1.02	$0.99	$1.04	$0.96

(1) Source: CMAI Contract Market. Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

Second Quarter 2008 Versus First Quarter 2008

The Performance Styrenics segment reported an adjusted EBITDA loss of $4 million in the second quarter of 2008 compared to $2 million in the first quarter of 2008. Polymer margins declined as higher selling prices were more than offset by higher flow-through feedstock costs as the average price of styrene increased 8% in the quarter.

NOVA Chemicals’ June expandable polystyrene (EPS) sales volume was the highest recorded since March 2000 as the market anticipated lower imports from Asia. Asian producers are reducing EPS exports to the Americas due to high costs and increased domestic demand resulting from reconstruction efforts after the earthquake in China. Average EPS resin prices increased 3¢ per pound in the second quarter of 2008. EPS resin producers have announced further price increases of 3¢ per pound effective July 1, and 5¢ per pound effective August 1. Sales volumes for DYLARK® resins fell as automotive production declined. ARCEL® resin sales were lower due to declines in retail sales of large format televisions.

On May 1, 2008 NOVA Chemicals announced that it had signed a letter of intent with Reliance Industries Limited to form a building and construction joint venture in India. The proposed new joint venture plans to leverage NOVA Chemicals' innovative green building and construction technology to penetrate the $60 billion per year, high-growth Indian construction market.

Second Quarter 2008 Versus Second Quarter 2007

The Performance Styrenics segment reported an adjusted EBITDA loss of $4 million in the second quarter of 2008 compared to an adjusted EBITDA loss of $5 million in the second quarter of 2007. Selling price increases across all product groups more than offset higher feedstock costs. Sales volumes overall declined 6% in the second quarter of 2008 compared to one year ago. Sales volumes for EPS declined 6% due to the weak building and construction market, and volumes of automotive-oriented DYLARK resins were down 14% this quarter compared to one year ago. However, volumes of ARCEL resin were 32% higher in the second quarter of 2008 as compared to the second quarter of 2007, reflecting ongoing successful product qualification by customers.

Six Months Ended June 30, 2008 Versus Six Months Ended June 30, 2007

The Performance Styrenics segment reported an adjusted EBITDA loss of $2 million for the six months ended June 30, 2008, an improvement versus the $9 million adjusted EBITDA loss for the six months ended June 30, 2007. The weighted-average selling price increased 9%, which more than offset the 7% increase in flow-through feedstock costs, as compared to the first half of 2007.

NOVA Chemicals’ ability to implement announced price increases depends on many factors that may be beyond its control. See Forward-Looking Information on page 23.

CORPORATE

(millions of U.S. dollars)	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Before-Tax Corporate Items:
Corporate operating costs(1)	$(33)	$(35)	$(26)	$(68)	$(53)
Stock-based compensation and profit sharing (2)	(3)	(17)	(6)	(20)	(24)
Mark-to-market feedstock derivatives (3)	(87)	(30)	(1)	(117)	25
Restructuring	(5)	-	(10)	(5)	(10)
Operating loss	$(128)	$(82)	$(43)	$(210)	$(62)

Add back:
Mark-to-market feedstock derivatives (3)	87	30	1	117	(25)
Corporate depreciation	4	3	2	7	4
Restructuring	5	-	10	5	10
Adjusted EBITDA (4)	$(32)	$(49)	$(30)	$(81)	$(73)

(1) Includes corporate depreciation.

(2) NOVA Chemicals has two cash-settled, stock-based incentive compensation plans that are marked to market with changes in the value of the common stock price. In November 2005, NOVA Chemicals entered into forward transactions that effectively neutralize the mark-to-market impact of the stock-based incentive compensation plans. The forward transactions are due to expire in November 2008. NOVA Chemicals is currently in negotiations to extend this arrangement. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets.

(3) NOVA Chemicals is required to record on its balance sheet the market value of its open derivative positions which do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period. These mark-to-market adjustments are recorded in the feedstock and operating costs line on the Statements of Income and as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

(4) See Supplemental Measures on page 22. In the second quarter of 2008, NOVA Chemicals changed its definition of Adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. Prior periods have been restated accordingly.

Corporate Operating Costs

Corporate operating costs of $33 million in the second quarter of 2008 were higher than the $26 million in the second quarter of 2007. The $7 million quarter-over-quarter increase was primarily due to a stronger Canadian dollar.

The corporate operating costs for the six months ended June 30, 2008, were $15 million higher than the same period in the prior year due to higher incentive compensation charges, higher corporate depreciation expense and a stronger Canadian dollar.

Stock-based Compensation and Profit Sharing

Stock-based compensation and profit sharing expenses of $3 million during the second quarter of 2008 were lower than the $17 million in the first quarter of 2008 primarily due to the accounting requirement to recognize the full amount of costs for retirement eligible employees in the period the award is issued. NOVA Chemicals awards stock-based compensation in the first quarter of the year.

Mark-to-Market Feedstock Derivatives

The mark-to-market value of NOVA Chemicals’ open feedstock positions declined in the second quarter of 2008, resulting in a non-cash charge of $87 million before tax ($61 million after-tax). The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2011. Sharply rising forward crude oil prices outpaced forward propane and butane price increases and drove the non-cash mark-to-market change. Actual propane and butane purchases during the quarter benefited from the forward purchase program and were at very advantageous price levels compared to crude oil and naphtha, reducing overall feedstock costs for the business.

NOVA Chemicals recorded an unrealized loss of $30 million ($21 million after-tax) in the first quarter of 2008 and an unrealized loss of $1 million ($1 million after-tax) in the second quarter of 2007 on the feedstock derivative positions.

Restructuring

There were $5 million ($4 million after-tax) in restructuring charges in the second quarter of 2008 due to severance costs from the elimination of approximately 24 positions in North America, and NOVA Chemicals’ share of restructuring expenses incurred by INEOS NOVA during the period. Refer to Note 3 on page 15 for details related to restructuring charges for all prior periods presented.

Capitalization, Liquidity and Cash Flow

Capitalization

(millions of U.S. dollars)	June 30 2008	Mar. 31 2008	June 30 2007
Net current debt (1)	$504	$254	$160
Long-term debt	1,292	1,525	1,649
Less: cash and cash equivalents	(67)	(59)	(109)
Total debt, net of cash, cash equivalents, and restricted cash	1,729	1,720	1,700
Total shareholders’ equity	1,167	1,139	778

Net debt to total capitalization (1)	60%	60%	69%

(Increase) decrease in debt, net of cash	(9)	(45)	36

(1) See Supplemental Measures on page 22.

Liquidity

Liquidity is defined as total revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. NOVA Chemicals’ total liquidity at the end of the second quarter of 2008 was $483 million, slightly down from $492 million at the end of the first quarter of 2008, but within the Company’s target range.

NOVA Chemicals has four revolving credit facilities totaling $583 million. As of June 30, 2008 and Mar. 31, 2008, NOVA Chemicals had utilized $167 million and $150 million of its revolving credit facilities, respectively (of which $49 million and $48 million, respectively was in the form of letters of credit). Two of the revolving credit facilities are governed by the following financial covenants: net debt-to-cash flow ratio not to exceed 5:1 and an interest coverage ratio of greater than 2:1. See Supplemental Measures on page 22 for definitions of these covenant ratios. NOVA Chemicals continues to comply with all financial covenants.

On July 15, 2008, NOVA Chemicals received notice to tender its $125 million 7.25% debentures on Aug. 15, 2008. These debentures were scheduled to mature in 2028, but were redeemable at the option of the holders on Aug. 15, 2008.

NOVA Chemicals is working to finalize an extension of the $126 million of preferred shares due in October 2008. See Note 7 on page 17.

NOVA Chemicals also has $350 million in accounts receivable securitization programs that expire on June 30, 2010. The balances as of June 30, 2008 and Mar. 31, 2008, were $308 and $280 million, respectively. In March 2008, the availability under the programs was decreased from $350 million to $300 million beginning in August 2008, and the financial covenants were amended to mirror those of NOVA Chemicals’ revolving credit facilities discussed above. The Company is currently well advanced in negotiations with one of its core banks to replace the scheduled decreased availability. NOVA Chemicals does not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity.

Cash Flow and Working Capital

In the second quarter of 2008 funds from operations was $143 million (see page 2), up from $127 million in the first quarter of 2008 primarily due to a combination of slightly higher adjusted EBITDA from the businesses and lower corporate costs.

During the second quarter of 2008, cash flow from operations was $54 million, up significantly from the first quarter of 2008, despite a $71 million investment in working capital. The working capital increase was primarily due to higher accounts receivable as a result of higher selling prices, offset somewhat by higher accounts payable balances related to high crude oil costs. Despite significantly higher feedstock costs, inventory increased by only $17 million in the second quarter of 2008 as inventory volumes were reduced throughout the Company and in the INEOS NOVA joint venture.

NOVA Chemicals is currently in negotiations to minimize the working capital tied up in Corunna’s feedstock inventory.

During the second quarter of 2008, NOVA Chemicals invested $44 million in capital primarily related to sustaining capital projects and the beginning of a series of polyethylene plant modernization and expansion projects at the Ontario-based polyethylene sites, as planned.

Feedstock Derivative Positions

NOVA Chemicals maintains a derivatives program to manage risk associated with its crude oil feedstock purchases. In the second quarter of 2008, the Company recorded a net after-tax loss of $5 million on realized positions compared to a net after-tax loss of $5 million in the first quarter of 2008 and a net after-tax gain of $3 million in the second quarter of 2007.

Mark-to-market adjustments, related to the change in the value of open feedstock positions, are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See page 7 for more details.

Summary Quarterly Financial Information

(millions of U.S. dollars, except per share amounts)	Three Months Ended
	2008		2007				2006
	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30

Revenue	$2,213	$1,912	$1,795	$1,755	$1,676	$1,506	$1,635	$1,712
Operating income (loss)	$67	$107	$114	$188	$150	$101	$(837)	$13
Net income (loss)	$18	$50	$126	$97	$80	$44	$(781)	$(24)
Earnings (loss) per share
- basic	$0.21	$0.60	$1.52	$1.17	$0.97	$0.53	$(9.46)	$(0.29)
- diluted	$0.21	$0.60	$1.51	$1.16	$0.96	$0.53	$(9.46)	$(0.29)
Adj. Earnings (loss) per share (1)	$1.00	$0.85	$1.53	$1.01	$1.00	$0.33	$(0.17)	$0.96
Weighted-average common shares outstanding (millions)
- basic	83.1	83.1	83.0	83.0	82.9	82.7	82.6	82.6
- diluted	83.2	83.2	83.4	83.8	83.7	83.5	82.6	82.6

(1) See Supplemental Measures on page 22.
Changes in Net Income

(millions of (millions of U.S. dollars)	Q2 2008 Compared to		First Six Months 2008 Compared to First Six Months 2007
	Q1 2008	Q2 2007
Lower operating margin (1)	$(48)	$(76)	$(44)
Higher research and development	-	(1)	(2)
Lower (higher) selling, general and administrative	10	(4)	(13)
(Higher) lower restructuring charges	(5)	5	5
Lower (higher) depreciation and amortization	3	(7)	(23)
Lower interest expense	3	1	-
Lower (higher) net gains and losses	1	1	(1)
Lower income tax expense	4	19	22
Decrease in net income	$(32)	$(62)	$(56)

(1) Operating margin equals revenue less feedstock and operating costs (includes impact of mark-to-market feedstock derivatives, see page 7).

Second Quarter 2008 Versus First Quarter 2008

Operating margins in the second quarter of 2008 were $48 million lower than the first quarter of 2008 primarily due to a $57 million increase in unrealized losses on mark-to-market feedstock derivatives.

Selling, general and administrative costs in the second quarter of 2008 were $10 million lower than the first quarter of 2008 primarily due to stock-based compensation charges incurred during the first quarter of 2008 related to stock-based compensation being recognized for retirement eligible employees upon granting of awards in accordance with EIC-162 (see page 7).

Restructuring charges of $5 million were incurred during the second quarter of 2008 related to the downsizing of NOVA Chemicals information technology department and NOVA Chemicals’ share of restructuring charges from INEOS NOVA. There were no restructuring charges in the first quarter of 2008. Refer to Note 3 on page 15 for details.

Second Quarter 2008 Versus Second Quarter 2007

Operating margins in the second quarter of 2008 were $76 million lower than the second quarter of 2007 primarily due to an $86 million increase in unrealized losses on mark-to-market feedstock derivatives.

Restructuring charges of $5 million were incurred during the second quarter of 2008 related to the downsizing of the information technology department and NOVA Chemicals’ share of restructuring charges from INEOS NOVA. Restructuring charges of $10 million were incurred during the second quarter of 2007 related to the elimination of approximately 90 positions in the U.S. and Europe and restructuring actions taken by INEOS NOVA in Europe. Refer to Note 3 on page 15 for details.

Depreciation and amortization in the second quarter of 2008 was $7 million higher than the second quarter of 2007 primarily due to a stronger Canadian dollar.

Income tax expense in the second quarter of 2008 was $19 million lower than the second quarter of 2007 as a result of lower taxable income.

Six Months Ended June 30, 2008, Versus Six Months Ended June 30, 2007

Operating margins in the first half of 2008 were $44 million lower than the first half of 2007, primarily due to a $142 million increase in unrealized losses on mark-to-market feedstock derivatives largely offset by a favorable margin impact as price increases outpaced rising costs of natural gas and crude oil.

Please refer to above for an explanation of the restructuring charges.

Depreciation and amortization in the first half of 2008 was $23 million higher than the first half of 2007 primarily due to the strengthening Canadian dollar, the completion of heater installation in Corunna and the completion of a turnaround at Joffre's second ethylene plant in the second quarter of 2008.

Income tax expense in the first half of 2008 was $22 million lower than the second quarter of 2007 primarily as a result of lower taxable income.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net Income

(unaudited, millions of U.S. dollars, except per share amounts)	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007

Revenue	$2,213	$1,912	$1,676	$4,125	$3,182
Feedstock and operating costs (excluding depreciation)	2,004	1,655	1,391	3,659	2,672
Research and development	13	13	12	26	24
Selling, general and administrative	57	67	53	124	111
Restructuring charges (Note 3)	5	-	10	5	10
Depreciation and amortization	67	70	60	137	114
	2,146	1,805	1,526	3,951	2,931

Operating income	67	107	150	174	251

Interest expense, net (Note 4)	(40)	(43)	(41)	(83)	(83)
Other gains (losses), net	-	(1)	(1)	(1)	-
	(40)	(44)	(42)	(84)	(83)
Income before income taxes	27	63	108	90	168

Income tax expense (Note 5)	9	13	28	22	44
Net income	$18	$50	$80	$68	$124

Earnings per share (Note 6)
- basic	$0.21	$0.60	$0.97	$0.81	$1.50
- diluted	$0.21	$0.60	$0.96	$0.81	$1.49

Notes to the Consolidated Financial Statements appear on pages 13 to 21.
Consolidated Balance Sheets

(unaudited, millions of U.S. dollars)	June 30 2008	Mar. 31 2008	Dec. 31 2007
Assets
Current assets
Cash and cash equivalents	$67	$59	$118
Restricted cash and other assets	52	20	24
Accounts receivable	719	620	608
Inventories	1,092	1,075	882
	1,930	1,774	1,632
Investments and other assets	163	163	177
Property, plant and equipment, net	2,939	2,933	3,047
	$5,032	$4,870	$4,856
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$3	$3	$3
Accounts payable and accrued liabilities	1,306	1,229	1,183
Long-term debt due within one year (Note 7)	505	255	254
	1,814	1,487	1,440
Long-term debt (Note 7)	1,292	1,525	1,540
Future income taxes	439	459	510
Deferred credits and long-term liabilities	320	260	265
	3,865	3,731	3,755
Shareholders’ equity
Common shares	507	507	505
Contributed surplus	24	27	27
Reinvested earnings (deficit)	47	38	(43)
Accumulated other comprehensive income	589	567	612
	1,167	1,139	1,101
	$5,032	$4,870	$4,856

Notes to the Consolidated Financial Statements appear on pages 13 to 21.

Consolidated Statements of Cash Flows

(unaudited, millions of U.S. dollars)	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Operating activities
Net income	$18	$50	$80	$68	$124
Depreciation and amortization	67	70	60	137	114
Future income tax (recovery) expense	(29)	(25)	18	(54)	9
Unrealized loss (gain) on derivatives	87	30	1	117	(25)
Other losses	-	1	1	1	-
Stock option expense	-	1	-	1	-

Changes in non-cash working capital:
Accounts receivable	(99)	(26)	46	(125)	36
Inventories (1)	(17)	(148)	(182)	(165)	(185)
Other current assets	(6)	4	(9)	(2)	(7)
Accounts payable and accrued liabilities	51	47	121	98	109
	(71)	(123)	(24)	(194)	(47)

Changes in other current assets and non-current assets and liabilities (1)	(18)	(16)	(21)	(34)	(36)
Cash flow from (used in) operating activities	54	(12)	115	42	139

Investing activities
Property, plant and equipment additions	(44)	(35)	(24)	(79)	(61)
Turnaround costs, long-term investments and other assets	(8)	(2)	(27)	(10)	(30)
Proceeds on asset sales and other capital transactions	-	-	-	-	1
Cash flow used in investing activities	(52)	(37)	(51)	(89)	(90)

Financing activities
Long-term debt additions	-	1	-	1	-
Long-term debt repayments	(1)	(1)	(7)	(2)	(11)
Increase (decrease) in revolving debt facilities	16	(4)	(26)	12	31
Options retired for cash	-	-	(2)	-	(2)
Common shares issued	-	2	1	2	4
Common share dividends	(9)	(8)	(8)	(17)	(15)
Cash flow from (used in) financing activities	6	(10)	(42)	(4)	7

Increase (decrease) in cash and cash equivalents	8	(59)	22	(51)	56
Cash and cash equivalents, beginning of period	59	118	87	118	53
Cash and cash equivalents, end of period	$67	$59	$109	$67	$109

Cash tax payments	$8	$12	$30	$20	$39

Cash interest payments	$37	$46	$38	$83	$82

(1) Three months ended June 30, 2008 and Mar. 31, 2008, excludes the impact of adoption of CICA Section 3031. See Note 1.

Notes to the Consolidated Financial Statements appear on pages 13 to 21.

Consolidated Statements of Changes in Shareholders' Equity

(unaudited, millions of U.S. dollars, except share count)	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007

Common shares
Balance at beginning of period	$507	$505	$500	$505	$497
Common shares issued	-	2	1	2	4
Balance at end of period	$507	$507	$501	$507	$501

Contributed surplus
Balance at beginning of period	$27	$27	$27	$27	$25
Contribution of post-retirement plans to INEOS NOVA (Note 2)	(4)	-	-	(4)	-
Stock option compensation cost	1	-	(1)	1	1
Balance at end of period	$24	$27	$26	$24	$26

Reinvested earnings (deficit)
Balance at beginning of period	$38	$(43)	$(317)	$(43)	$(354)
Net income	18	50	80	68	124
Adoption of inventory full costing (Note 1)	-	39	-	39	-
Common share dividends	(9)	(8)	(8)	(17)	(15)
Stock options retired for cash	-	-	(1)	-	(1)
Balance at end of period	$47	$38	$(246)	$47	$(246)

Accumulated other comprehensive income
Balance at beginning of period	$567	$612	$404	$612	$378
Other comprehensive income (loss):
Unrealized gain (loss) on self-sustaining foreign operations	22	(45)	93	(23)	119
Balance at end of period	$589	$567	$497	$589	$497

Total shareholders’ equity	$1,167	$1,139	$778	$1,167	$778

Common shares
Balance at beginning of period	83,136,039	83,054,528	82,748,892	83,054,528	82,561,272
Common shares issued	4,400	81,511	112,781	85,911	300,401
Balance at end of period	83,140,439	83,136,039	82,861,673	83,140,439	82,861,673

Notes to the Consolidated Financial Statements appear on pages 13 to 21.
Consolidated Statements of Comprehensive Income

(unaudited, millions of U.S. dollars)	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007

Net income	$18	$50	$80	$68	$124
Other comprehensive income (loss):
Unrealized gain (loss) on translation of self-sustaining foreign operations	22	(45)	93	(23)	119
Comprehensive income	$40	$5	$173	$45	$243

Notes to the Consolidated Financial Statements appear on pages 13 to 21.

Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, except per share amounts and unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals’ annual Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2007.

1. Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2007, on pages 75 to 81 of the 2007 Annual Report, except as follows.

Description	Date of adoption	Impact

Canadian GAAP
Canadian Institute of Chartered Accountants (CICA) 1535, Capital Disclosures, specifies disclosures of (1) information about the entity’s objectives, policies and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements and if it has not complied, the consequences of such non-compliance.

NOVA Chemicals’ primary objective has always been to focus on and monitor liquidity and cash flow. Liquidity is assessed by management as discussed on page 8. Company management focuses on liquidity and cash flow to ensure that NOVA Chemicals can make scheduled cash payments, pay down debt when cash flow permits and maintain a healthy range of liquidity to ensure ready access to capital. In the past, NOVA Chemicals monitored capital on the basis of the net debt-to-total capitalization ratio. This ratio was a financial covenant required to be maintained for two of NOVA Chemicals’ four revolving credit facilities. This requirement was eliminated in March 2008 (see Note 7).

	Jan. 1, 2008	Disclosure only
CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.	Jan. 1, 2008	No material impact
CICA 3031, Inventories, replaces CICA 3030, Inventories. The new standard is the Canadian equivalent to International Financial Reporting Standard IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061 – Property, Plant and Equipment, was amended to reflect this change).

NOVA Chemicals’ inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning Jan. 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overheads) and other costs incurred in bringing the inventories to their present location and condition. The amount of inventories included in feedstock and operating costs and depreciation and amortization during the three months ended June 30, 2008, and Mar. 31, 2008 was $2.0 billion and $1.6 billion, respectively.

	Jan. 1, 2008	One-time credit on Jan. 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)
Emerging Issues Committee (EIC) 169, Determining Whether a Contract is Routinely Denominated in a Single Currency, provides guidance on how under CICA 3855, Financial Instruments – Recognition and Measurement to define or apply the term “routinely denominated in commercial transactions around the world” when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with CICA 3855.	Jan. 1, 2008	No material impact

Description	Date of adoption	Impact

CICA 3064, Goodwill and Intangible Assets, will replace CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The standard intends to reduce the differences with International Financial Reporting Standards (IFRS) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	Fiscal years beginning on or after Oct. 1, 2008, with early adoption encouraged	Currently being evaluated
In February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Companies will be required to provide one year of comparative data in accordance with IFRS.

In the second quarter of 2008, NOVA Chemicals established a project team to develop its IFRS changeover plan. A number of sub-teams were formed to begin the diagnostic phase of the project. The diagnostic phase includes the assessment of differences between Canadian GAAP and IFRS; options available under IFRS; potential system changes required; and affects on internal controls and processes. The Company will continue to investigate the impact of IFRS convergence in 2008 and intends to provide disclosure of its convergence plan and anticipated effects of IFRS on its financial statements, on a qualitative basis, in the 2008 MD&A.

	Interim and annual financial statements relating to fiscal years beginning on or after Jan. 1, 2011	Currently being evaluated

2. Pensions and Other Post-Retirement Benefits

Components of Net Periodic Benefit Cost for Defined Benefit Plans	Three Months Ended
	June 30, 2008		Mar. 31, 2008		June 30, 2007
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits

Current service cost	$6	$-	$5	$1	$7	$-
Interest cost on projected benefit obligations	13	2	13	1	11	1
Actual gain on plan assets	(15)	-	(15)	-	(13)	-
Actuarial loss on accrued obligation	-	1	-	-	-	1
Costs arising in the period	4	3	3	2	5	2
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
Transitional assets	(1)	-	(2)	-	(1)	-
Actuarial loss	3	-	3	-	2	-
Past service and plan amendments	-	(1)	-	-	-	-
Net defined benefit cost recognized	$6	$2	$4	$2	$6	$2

Components of Net Periodic Benefit Cost for Defined Benefit Plans	Six Months Ended
	June 30, 2008		June 30, 2007
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits

Current service cost	$ 11	$ 1	$ 15	$ 1
Interest cost on projected benefit obligations	26	3	21	2
Actual gain on plan assets	(30)	-	(26)	-
Actuarial loss on accrued obligation	-	1	2	1
Costs arising in the period	7	5	12	4
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
Transitional assets	(3)	-	(2)	-
Actuarial loss	6	-	2	-
Past service and plan amendments	-	(1)	-	-
Net defined benefit cost recognized	$ 10	$ 4	$ 12	$ 4

The expected long-term rate of a return on plan assets is 7.5% for all periods presented.

On Sep. 28, 2007, NOVA Chemicals amended certain defined benefit pension plans. The amendments provided for benefits to be frozen as of Jan. 1, 2008, and provide transition relief to plan participants meeting certain age and service requirements. At the same time, NOVA Chemicals also enhanced benefits under one of its defined contribution plans.

Employer Contributions

NOVA Chemicals contributed $9 million during each of the quarters ended June 30, 2008 and Mar. 31, 2008, and $7 million during the quarter ended June 30, 2007, to its defined benefit pension plans. NOVA Chemicals contributed $4 million for the quarter ended June 30, 2008, $5 million for the quarter ended Mar. 31, 2008, and $2 million for the quarter ended June 30, 2007, to its defined contribution plans. NOVA Chemicals contributed $18 and $21 million during the six months ended June 30, 2008 and June 30, 2007, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $8 and $4 million during the six months ended June 30, 2008 and June 30, 2007, respectively, to its defined contribution plans.

On Apr. 1, 2008, approximately 450 of NOVA Chemicals’ employees who were seconded to INEOS NOVA since expansion of the joint venture on Oct. 1, 2007, became employees of INEOS NOVA. Affected pension plans were remeasured and transferred in part or in whole as applicable, at their carrying values. The net pension and post-retirement asset transferred on Apr. 1, 2008 was $8 million. Settlement charges triggered as a result of lump-sum distributions taken by transferred employees were not material.

3. Restructuring Charges

In the second quarter of 2008, NOVA Chemicals recorded $5 million ($4 million after-tax) of restructuring charges as follows:

  Accrued $3 million ($2 million after-tax) of restructuring costs related to the June 12, 2008, announcement of the elimination of approximately 24 information technology positions in North America. None of the severance costs had been paid to the employees as of June 30, 2008.
  Recorded $2 million ($2 million after-tax) of restructuring costs for actions taken by the INEOS NOVA Joint Venture, including the accrual of $1 million for severance costs related to reductions at the Bayport facility and $1 million of non-cash restructuring charges. No amounts have been paid for severance-related costs to date.

There were no restructuring charges in the first quarter of 2008.

In the second quarter of 2007, NOVA Chemicals recorded $10 million before-tax ($9 million after-tax) of restructuring charges as follows:

  Accrued $7 million ($7 million after-tax – see Note 5 on page 16) of restructuring costs related to the May 31, 2007, announcement of the elimination of approximately 90 positions in the U.S. and Europe. As of June 30, 2008, $5 million of the severance costs were paid to employees.
  Accrued $3 million ($2 million after-tax) of restructuring charges related to additional actions taken in Europe by the INEOS NOVA Joint Venture. As of June 30, 2008, all amounts were paid.

4. Interest Expense

Components of interest expense	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Interest on long-term debt	$32	$35	$34	$67	$69
Interest on securitizations and other	10	10	10	20	19
Gross interest expense	42	45	44	87	88
Interest capitalized during plant construction	-	-	-	-	(1)
Interest income	(2)	(2)	(3)	(4)	(4)
Interest expense, net	$40	$43	$41	$83	$83

5. Income Taxes

	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Income before income taxes	$27	$63	$108	$90	$168
Statutory income tax rate	29.5%	29.5%	32.12%	29.5%	32.12%
Computed income tax expense	$8	$19	$35	$27	$54
(Decrease) increase in taxes resulting from:
Tax benefit of rate reductions (1)	-	-	(6)	-	(6)
Foreign tax rates	3	(2)	(4)	1	(8)
(Reduction) increase in valuation allowance	(5)	(2)	4	(7)	4
Other	3	(2)	(1)	1	-
Income tax expense (recovery)	$9	$13	$28	$22	$44

(1) In the second quarter of 2007, the Canadian federal government reduced the general income tax rate from 19% to 18.5% effective January 1, 2011. As a result, future tax liabilities were reduced by $6 million.

6. Earnings Per Share

(shares in millions)	Three Months Ended
	June 30 2008		Mar. 31 2008		June 30 2007
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income available to common shareholders	$18	$18	$50	$50	$80	$80
Weighted average common shares outstanding	83.1	83.1	83.1	83.1	82.9	82.9
Add back effect of dilutive securities: Stock Options	-	0.1	-	0.1	-	0.8
Weighted-average common shares for EPS calculations	83.1	83.2	83.1	83.2	82.9	83.7
Earnings per share	$0.21	$0.21	$0.60	$0.60	$0.97	$0.96

3.3 million stock options, 2.9 million stock options and 0.7 million stock options were excluded from the computation of diluted earnings per share for the quarters ended June 30, 2008, Mar. 31, 2008 and June 30, 2007, respectively because they were anti-dilutive. 2.9 million stock options for the six months ended June 30, 2008, and 1.5 million stock options for the six months ended June 30, 2007, were excluded from the computation of diluted earnings per share because they were anti-dilutive. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price.
(shares in millions)	Six Months Ended
	June 30 2008		June 30 2007
	Basic	Diluted	Basic	Diluted

Net income available to common shareholders	$68	$68	$124	$124
Weighted average common shares outstanding	83.1	83.1	82.8	82.8
Add back effect of dilutive securities: Stock Options	-	0.1	-	0.7
Weighted-average common shares for EPS calculations	83.1	83.2	82.8	83.5
Earnings per share	$0.81	$0.81	$1.50	$1.49

7. Long-Term Debt

(millions of U.S. dollars, unless otherwise noted)	Interest Rate	Maturity		June 30 2008	Mar. 31 2008	Dec. 31 2007
Revolving credit facilities	5.74%	2009-2011	(1)	$118	$102	$106
Unsecured debentures and notes
$250 Canadian	7.85%	2010	(2)	$245	$243	$253
$400	6.5%	2012	(2)	400	400	400
$400	Floating(3)	2013	(2)	400	400	400
$100	7.875%	2025	(4)	100	100	100
$125	7.25%	2028	(5)	125	125	125
				$1,270	$1,268	$1,278
Medium-term notes	7.4%	2009		$250	$250	$250
Preferred shares	4.7%	2008	(6)	$126	$126	$126
Other unsecured debt	6.8%	2008-2020		$39	$40	$40
Transaction costs and other				$(6)	$(6)	$(6)
Total				$1,797	$1,780	$1,794
Less long-term debt due within one year				(505)	(255)	(254)
Long-term debt				$1,292	$1,525	$1,540
(1) Four facilities totaling $583 million: $68 million due Mar. 15, 2009, $350 million due June 30, 2010, $100 million due Mar. 20, 2011, and $65 million due Mar. 20, 2010.
(2) Callable at the option of the Company at any time.
(3) LIBOR + 3.125%; 5.9525% at June 30, 2008 and 7.8625% at Mar. 31, 2008 and Dec. 31, 2007.
(4) Callable at the option of the Company on or after Sep. 15, 2005.
(5) Redeemable at the option of the holders on Aug. 15, 2008. On July 15, 2008, entire $125 million was put to NOVA Chemicals, therefore amount is classified as long-term debt due within one year.
(6) NOVA Chemicals is currently working to finalize an extension of the preferred shares due in October 2008.

During the first quarter of 2008, NOVA Chemicals amended two of its four revolving credit facilities. The $100 million facility that was originally due to expire on Mar. 31, 2008, was extended to Mar. 15, 2009, and the availability was reduced to $68 million. The secured facility with original availability of $325 million was increased to $350 million.

The above two facilities are governed by financial covenants, which were amended in the first quarter of 2008. The shareholders’ equity and the debt-to-capitalization ratio covenants were replaced with a net debt-to-cash flow ratio covenant not to exceed 5:1. Also, beginning Jan. 1, 2008, all financial covenants are calculated excluding the results of the INEOS NOVA Joint Venture.

8. Segmented Information

Refer to pages 103 and 104 of the Consolidated Financial Statements for the year ended Dec. 31, 2007, in the 2007 Annual Report for the description of each segment and accounting policies for segment reporting. Mark-to-market adjustments on NOVA Chemicals’ open feedstock derivative positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

The following tables provide information for each segment.

	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Revenue
Joffre Olefins	$631	$551	$425	$1,182	$836
Corunna Olefins	767	684	502	1,451	899
Polyethylene	675	644	475	1,319	898
Performance Styrenics	127	122	105	249	198
INEOS NOVA Joint Venture	594	479	549	1,073	1,105
Eliminations	(581)	(568)	(380)	(1,149)	(754)
	$2,213	$1,912	$1,676	$4,125	$3,182

Adjusted EBITDA (1)
Joffre Olefins	$185	$168	$121	$353	$228
Corunna Olefins	27	14	58	41	100
Polyethylene	48	44	50	92	72
Performance Styrenics	(4)	2	(5)	(2)	(9)
INEOS NOVA Joint Venture	4	8	28	12	45
Corporate	(32)	(49)	(30)	(81)	(73)
Eliminations	(2)	20	(1)	18	(13)
	$226	$207	$221	$433	$350

(1) In the second quarter of 2008, NOVA Chemicals changed its definition of adjusted EBITDA to exclude mark-to-market feedstock derivatives. Prior periods have been restated accordingly.

	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Operating Income (Loss)
Joffre Olefins	$169	$151	$108	$320	$203
Corunna Olefins	8	(3)	42	5	70
Polyethylene	31	23	34	54	39
Performance Styrenics	(10)	(4)	(12)	(14)	(21)
INEOS NOVA Joint Venture	(1)	2	22	1	35
Corporate	(128)	(82)	(43)	(210)	(62)
Eliminations	(2)	20	(1)	18	(13)
Total operating income	$67	$107	$150	$174	$251
Interest expense, net	(40)	(43)	(41)	(83)	(83)
Other gains and losses, net	-	(1)	(1)	(1)	-
Income tax expense	(9)	(13)	(28)	(22)	(44)
Net income	$18	$50	$80	$68	$124
Depreciation and Amortization
Joffre Olefins	$16	$17	$13	$33	$25
Corunna Olefins	19	17	16	36	31
Polyethylene	17	21	16	38	32
Performance Styrenics	6	6	7	12	12
INEOS NOVA Joint Venture	5	6	6	11	10
Corporate	4	3	2	7	4
	$67	$70	$60	$137	$114

Capital Spending
Joffre Olefins	$5	$2	$6	$7	$10
Corunna Olefins	14	7	1	21	25
Polyethylene	15	18	8	33	10
Performance Styrenics	5	1	2	6	4
INEOS NOVA Joint Venture	5	7	7	12	12
	$44	$35	$24	$79	$61
	June 30 2008	Mar. 31 2008	Dec. 31 2007
Assets
Joffre Olefins	$887	$843	$874
Corunna Olefins	1,499	1,379	1,395
Polyethylene	1,189	1,194	1,180
Performance Styrenics	379	399	371
INEOS NOVA Joint Venture	763	763	689
Corporate	342	314	378
Eliminations	(27)	(22)	(31)
	$5,032	$4,870	$4,856

9. Reconciliation to United States Generally Accepted Accounting Principles

	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007

Net income in accordance with Canadian GAAP	$18	$50	$80	$68	$124
Add (deduct) adjustments for:
Start-up costs (1)	1	2	-	3	1
Derivative instruments and hedging activities (2)	-	-	-	-	(1)
Inventory costing (3)	-	-	(1)	-	(4)
Stock-based compensation (4)	(1)	-	1	(1)	2
Net income in accordance with U.S. GAAP	$18	$52	$80	$70	$122

Earnings per share – basic	$0.21	$0.63	$0.97	$0.84	$1.47
Earnings per share – diluted	$0.21	$0.63	$0.96	$0.84	$1.46

	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007

Comprehensive income in accordance with Canadian GAAP	$40	$5	$173	$45	$243
Add (deduct) adjustments to Canadian GAAP net income for:
Start-up costs (1)	1	2	-	3	1
Derivative instruments and hedging activities (2)	-	-	-	-	(1)
Inventory costing (3)	-	-	(1)	-	(4)
Stock-based compensation (4)	(1)	-	1	(1)	2
Pension liability adjustments (net of tax of $ 3, $ -, $ -, $3 and $ -, respectively) (6)	6	-	-	6	-
Comprehensive income in accordance with U.S. GAAP	$46	$7	$173	$53	$241
	June 30 2008	Mar. 31 2008	Dec. 31 2007

Accumulated other comprehensive income
Unrealized loss on available for sale securities	$(1)	$(1)	$(1)
Unrealized gain on translation of self-sustaining foreign operations	590	568	613
Pension liability adjustment (6)	(121)	(127)	(127)
	$468	$440	$485
Balance sheet in accordance with U.S. GAAP (7)
Current assets (3)	$1,930	$1,774	$1,659
Investments and other assets (1), (6)	141	139	150
Property, plant and equipment, net (1)	2,939	2,933	3,047
Current liabilities (2), (5)	(1,813)	(1,487)	(1,420)
Long-term debt (2)	(1,292)	(1,524)	(1,539)
Deferred income taxes (1), (2), (3), (4), (5), (6)	(335)	(351)	(409)
Deferred credits and long-term liabilities (2), (4), (5), (6)	(542)	(490)	(495)
Common shareholders’ equity (5),(6)	$1,028	$994	$993
(1)	Start-up Costs. Canadian GAAP provides that when an entity starts up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred.

(2)	Derivative Instruments and Hedging Activities. CICA Section 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA Section 3865 harmonizes Canadian GAAP with U.S. GAAP Statement of Financial Accounting Standards (SFAS) No. 133 by establishing standards for when and how hedge accounting may be applied and recorded. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007 pertaining to the termination of interest rate swaps in 2002, continue to be reconciling items between Canadian GAAP and U.S. GAAP.

(3)	Inventory Costing. Prior to Jan. 1, 2008, Canadian GAAP allowed fixed overhead costs associated with production activities to be expensed during the period; whereas, U.S. GAAP requires an allocation of fixed production overhead to inventory. On Jan. 1, 2008, NOVA Chemicals adopted CICA 3031 (see Note 1), which harmonizes Canadian GAAP and U.S. GAAP in accounting for inventories. Therefore, as of Jan. 1, 2008, no further U.S. GAAP difference exists.

(4)	Stock-Based Compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked to market based on intrinsic value. U.S. GAAP, SFAS No. 123(R), Share-Based Payment, effective Jan. 1, 2006, requires the share-based compensation transactions be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

(5)	Income Taxes. Beginning Jan. 1, 2007, FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, became effective for U.S. GAAP reporting. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FIN 48 on Jan. 1, 2007 at which time a FIN 48 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits, and was accounted for as a reduction to the Jan. 1, 2007, U.S. GAAP balance in reinvested earnings. During the six months ended June 30, 2007, and the first and second quarters of 2008, no further changes to the FIN 48 liability were necessary. It is NOVA Chemicals’ policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At June 30, 2008, NOVA Chemicals had approximately $4 million accrued for the payment of interest and penalties.

(6)	Pension Liability Adjustment. SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of SFAS Nos. 87, 88, 106, and 132(R), requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income (loss). During the three months ended June 30, 2008, NOVA Chemicals decreased its SFAS No. 158 pension and post-retirement liability as a result of transferring certain pension plans to INEOS NOVA (see Note 2 on page 14) by $9 million, resulting in a gain of $6 million, net of tax in other comprehensive income.

(7)	Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals’ net income (loss) or shareholders’ equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

Description	Date of adoption	Impact

US GAAP – New accounting pronouncements
SFAS No. 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The statement applies also to other accounting pronouncements, which require or permit fair value measurements. Financial Accounting Standards Board (FASB) Staff Position No. FAS 157-2 was issued on Feb. 12, 2008 and delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).	Partially adopted on Jan. 1, 2008	No material impact expected
SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment to SFAS No. 115, permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and held-for-trading securities.	Jan. 1, 2008	No material impact
SFAS No. 141(R), Business Combinations and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. These standards will improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141(R) replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The new statement improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. SFAS No. 160 amends Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The new statement improves the relevance, comparability and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements. In addition, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented.	Fiscal years beginning after Dec. 15, 2008	No material impact; however, these changes may affect potential future business combinations
SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities, intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS No. 161 improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133; and how such instruments affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format, providing more information about an entity’s liquidity and requires cross referencing within footnotes.	Fiscal years and interim periods beginning after Nov. 15, 2008	No material impact expected

Description	Date of adoption	Impact
SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement is not expected to change current practice.	60 days following the SEC’s approval of the PCAOB amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles	No material impact expected
FASB Staff Position (FSP) No. FAS 142-3, Determining the Useful Life of Intangible Assets, amends factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible under FASB Statement 142, Goodwill and Other Intangible Assets. Early adoption is prohibited and this FSP must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to the effective date.	Fiscal years beginning after Dec. 15, 2008	Impact currently being evaluated
Emerging Issues Task Force (EITF) Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock, addresses the determination of whether an instrument (or embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of SFAS No. 133. This issue applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative in paragraphs 6-9 of SFAS No. 133 and also applies to any freestanding financial instrument that is potentially settled in an entity’s own stock, regardless of whether the instrument has all the characteristics of a derivative in paragraphs 6-9 of SFAS No. 133, for purposes of determining whether the instrument is within scope of EITF 00-19. EITF 07-5 shall be applied to outstanding instruments as of the beginning of the fiscal year in which the EITF is applied and the cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings. Early adoption is not permitted.	Fiscal years beginning after Dec. 15, 2008	Impact currently being evaluated

Supplemental Measures

NOVA Chemicals presents certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to investors and other readers because the information is an appropriate measure for evaluating NOVA Chemicals operating performance. Internally, the Company uses this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

  Adjusted EBITDA – defined on page 2, assists investors in determining NOVA Chemicals ability to generate cash from operations.
  Adjusted EBITDA from the Businesses – defined on page 1, highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.
  Adjusted net income – equals net income (loss) plus (minus) after-tax mark-to-market feedstock derivative unrealized losses (gains), after-tax restructuring charges and other after-tax non-recurring items.
  Adjusted earnings per share, diluted – equals Adjusted net income divided by diluted weighted-average common shares outstanding. Adjusted EPS allows investors to analyze the underlying financial results for various periods on a comparative basis.
Reconciliation of Adjusted Net Income and Adjusted EPS	Three Months Ended			Six Months Ended
	June 30 2008	Mar. 31 2008	June 30 2007	June 30 2008	June 30 2007
Net income	$18	$50	$80	$68	$124
Non-GAAP Adjustments:
After-tax mark-to-market feedstock derivative unrealized losses (gains)	61	21	1	82	(16)
Canadian tax-rate reduction benefit	-	-	(6)	-	(6)
After-tax restructuring charges	4	-	9	4	9
Adjusted net income	$83	$71	$84	$154	$111
Diluted weighted-average common shares outstanding	83.2	83.2	83.7	83.2	83.5
Adjusted EPS	$1.00	$0.85	$1.00	$1.85	$1.33
  Funds from operations – equals cash flow (used in) from operating activities excluding changes in non-cash working capital and changes in other current asset and non-current assets and liabilities.
  Net current debt – equals long-term debt due within one year and bank loans, less restricted cash.
  Net debt to total capitalization – equals total debt, net of cash and cash equivalents, and restricted cash, divided by total common shareholders’ equity plus net debt. This measure can be used to analyze the leverage of the Company.
  Operating income (loss) – equals net income (loss) before income taxes, interest expense and other gains and losses. This measure is provided to assist investors in analyzing NOVA Chemicals' income from operations.
  Total capitalization – includes shareholders’ equity and total debt, net of cash and cash equivalents, and restricted cash.
  Net debt to cash flow – equals consolidated debt (including accounts receivable securitization funding), less preferred shares and cash and cash equivalents, divided by consolidated adjusted EBITDA. Consolidated debt and consolidated, adjusted EBITDA exclude amounts for INEOS NOVA JV. This measure is provided to assist investors in calculating NOVA Chemicals debt covenant.
  Interest coverage – consolidated adjusted EBITDA (excluding INEOS NOVA JV) divided by, interest expense for the preceding twelve month period.

Forward-Looking Information

This news release contains forward-looking information with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such forward-looking information. Forward-looking information for the time periods beyond 2008 involve longer-term assumptions and estimates than forward-looking information for 2008 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information. Specific forward-looking information contained in this news release includes, among others, statements regarding: NOVA Chemicals’ belief that the second half of 2008 will be stronger than the first half; NOVA Chemicals’ beliefs about its Alberta Advantage; NOVA Chemicals’ plans to implement polyethylene and EPS price increases; NOVA Chemicals’ expectations and beliefs about its proposed joint venture with Reliance Industries; NOVA Chemicals’ belief that it will be able to replace the decrease in availability of its accounts receivable securitization facilities; and NOVA Chemicals’ expectations about its ability to reduce working capital at Corunna. With respect to forward-looking information contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals’ ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals’ Performance Polymers; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals’ business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals’ executive officers; uncertainties associated with the North American, South American, European, and Asian economies, terrorist attacks, severe weather events, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals.

Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.

NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

Advanced SCLAIRTECHTM is a trademark of NOVA Chemicals; ARCEL® and DYLARK® are registered trademarks of NOVA Chemicals Inc.; SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere, authorized use/utilisation autorissée; SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

INVESTOR INFORMATION
For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com

Transfer Agent and Registrar
Contact Information	CIBC Mellon Trust Company 600 The Dome Tower, 333 Seventh Avenue S.W. Calgary, Alberta, Canada T2P 2Z1
Phone: (403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com	Phone:	(403) 232-2400 / 1-800-387-0825
E-Mail: invest@novachem.com	Fax:	(403) 264-2100

NOVA Chemicals Corporation 1000 Seventh Avenue S.W., P.O. Box 2518 Calgary, Alberta, Canada T2P 5C6	Internet:	www.cibcmellon.com

Share Information
If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at publications@novachem.com	NOVA Chemicals’ trading symbol on the New York and Toronto Stock Exchanges is NCX.

We file additional information relating to NOVA Chemicals, including our Annual Information Form, with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml

CONTACT:
NOVA Chemicals
Investor Relations – Chuck Magro, 412-490-5047
or
Media Relations – Greg Wilkinson, 412-490-4166